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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 19)

                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))

                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                             WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    876664103
                      (CUSIP Number of Class of Securities)

  James M. Barkley, Esq.                                Peter R. Schwartz, Esq.
Simon Property Group, Inc.                              Westfield America Inc.
   National City Center                                11601 Wilshire Boulevard
115 West Washington Street                                    12th Floor
      Suite 15 East                                      Los Angeles, CA 90025
  Indianapolis, IN 46024                               Telephone: (310) 445-2427
Telephone: (317) 636-1600
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   ----------

                                   Copies to:

 Steven A. Seidman, Esq.                         Scott V. Simpson, Esq.
 Robert B. Stebbins, Esq.               Skadden, Arps, Slate, Meagher & Flom LLP
 Willkie Farr & Gallagher                         One Canada Square
    787 Seventh Avenue                               Canary Wharf
 New York, New York 10019                      London, E14 5DS, England
Telephone: (212) 728-8000                     Telephone: (44) 20 7519 7000

                                   ----------

                            CALCULATION OF FILING FEE
========================================= ======================================
         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
----------------------------------------- --------------------------------------
            $1,243,725,540                             $248,745.11
========================================= ======================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 62,186,277 shares of Common Stock, consisting of (i) 52,207,756 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 2,878,273 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on the Registrant's Preliminary Proxy Statement on Schedule 14A filed on December 20, 2002, the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $248,745.11                            Filing Party:  Simon Property Group, Inc.; Simon Property
                                                                                  Acquisitions, Inc.; Westfield America, Inc.
Form or Registration No.:   Schedule TO (File No. 005-42862),
                            Amendment No. 1 to the Schedule TO     Date Filed:    December 5, 2002, December 16, 2002 and
                            and Amendment No. 5 to the Schedule TO                January 15, 2003

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates. third-party tender offer subject to Rule 14d-1.

      / /   issuer tender offer subject to Rule 13e-4.

      / /   going-private transaction subject to Rule 13e-3.

      / /   amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

================================================================================

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                                   SCHEDULE TO

      This Amendment No. 19 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002, by Amendment No. 2 thereto filed with the Commission on December 27, 2002, by Amendment No. 3 thereto filed with the Commission on December 30, 2002, by Amendment No. 4 thereto filed with the Commission on December 31, 2002, by Amendment No. 5 thereto filed with the Commission on January 15, 2003, by Amendment No. 6 thereto filed with the Commission on January 15, 2003, by Amendment No. 7 thereto filed with the Commission January 16, 2003, by Amendment No. 8 thereto filed with the Commission on January 22, 2003, by Amendment No. 9 thereto filed with the Commission on January 23, 2003, by Amendment No. 10 thereto filed with the Commission on February 7, 2003, by Amendment No. 11 thereto filed with the Commission on February 11, 2003, by Amendment No. 12 thereto filed with the Commission on February 18, 2003, by Amendment No. 13 thereto filed with the Commission on February 21, 2003, Amendment No. 14 thereto filed with the Commission on February 21, 2003, Amendment No. 15 thereto filed with the Commission on February 27, 2003, Amendment No. 16 thereto filed with the Commission on February 27, 2003, Amendment No. 17 thereto filed with the Commission on February 28, 2003 and Amendment No. 18 filed with the Commission on March 3, 2003 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 19 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

      Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

      The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 11.    ADDITIONAL INFORMATION.

            On March 6, 2003, SPG Inc. and the Purchaser made available certain exhibits that had been filed with the United States District Court for the Eastern District of Michigan (the "Court") in support of SPG Plaintiffs' Motion for a Preliminary Injunction that had been filed previously with the Court on January 31, 2003. The full text of these exhibits are filed herewith as Exhibits (a)(5)(BB) through
            (a)(5)(MM).

Item 12.     EXHIBITS.

(a)(5)(BB)   NOVA Restructuring and Recapitalization Plan.

(a)(5)(CC) Project NOVA Goldman Sachs Value Added Talking Points, dated August 18, 1998.

(a)(5)(DD) Goldman Sachs Memorandum to IBD Innovation Award Committee, dated November 18, 1998.

(a)(5)(EE) Letter from Morgan Stanley Dean Witter to the Partnership Committee of The Taubman Realty Group Limited Partnership and the Board of Directors of Taubman Centers, Inc., dated August 17, 1998.

(a)(5)(FF) Excerpts from the Deposition Transcript of Allan J. Bloostein, taken January 14, 2003.

(a)(5)(GG) Excerpts from the Deposition Transcript of Simon Parker Gilbert, taken January 9, 2003.

(a)(5)(HH) Excerpts from the Deposition Transcript of G. William Miller, taken January 22, 2003.

(a)(5)(II) Excerpts from the Deposition Transcript of Lisa Payne, taken January 17, 2003.

(a)(5)(JJ) Excerpts from the Deposition Transcript of Christopher J. Niehaus, taken January 17, 2003.

(a)(5)(KK) Excerpts from the Deposition Transcript of Adam Rosenberg, taken January 24, 2003.

(a)(5)(LL) Excerpts from the Deposition Transcript of David Simon, taken January 24, 2003.

(a)(5)(MM) Excerpts from the Deposition Transcript of Robert Taubman, taken January 16, 2003.

                                    SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 6, 2003 that the information set forth in this statement is true, complete and correct.


                                   SIMON PROPERTY GROUP, INC.

                                   By: /s/ James M. Barkley
                                       ------------------------------------
                                       Name: James M. Barkley
                                       Title: Secretary and General Counsel


                                   SIMON PROPERTY ACQUISITIONS, INC.

                                   By: /s/ James M. Barkley
                                       ------------------------------------
                                       Name: James M. Barkley
                                       Title: Secretary and Treasurer

      After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of March 6, 2003 that the information set forth in this statement is true, complete and correct.


                                   WESTFIELD AMERICA, INC.

                                   By: /s/ Peter R. Schwartz
                                       ------------------------------------
                                       Name: Peter R. Schwartz
                                       Title: Senior Executive Vice President


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                                  EXHIBIT INDEX


EXHIBIT NO.                        DESCRIPTION
-----------  -------------------------------------------------------------------

(a)(5)(BB)   NOVA Restructuring and Recapitalization Plan.

(a)(5)(CC) Project NOVA Goldman Sachs Value Added Talking Points, dated August 18, 1998.

(a)(5)(DD) Goldman Sachs Memorandum to IBD Innovation Award Committee, dated November 18, 1998.

(a)(5)(EE) Letter from Morgan Stanley Dean Witter to the Partnership Committee of The Taubman Realty Group Limited Partnership and the Board of Directors of Taubman Centers, Inc., dated August 17, 1998.

(a)(5)(FF) Excerpts from the Deposition Transcript of Allan J. Bloostein, taken January 14, 2003.

(a)(5)(GG) Excerpts from the Deposition Transcript of Simon Parker Gilbert, taken January 9, 2003.

(a)(5)(HH) Excerpts from the Deposition Transcript of G. William Miller, taken January 22, 2003.

(a)(5)(II) Excerpts from the Deposition Transcript of Lisa Payne, taken January 17, 2003.

(a)(5)(JJ) Excerpts from the Deposition Transcript of Christopher J. Niehaus, taken January 17, 2003.

(a)(5)(KK) Excerpts from the Deposition Transcript of Adam Rosenberg, taken January 24, 2003.

(a)(5)(LL) Excerpts from the Deposition Transcript of David Simon, taken January 24, 2003.

(a)(5)(MM) Excerpts from the Deposition Transcript of Robert Taubman, taken January 16, 2003.